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Arjun Rai

Admin 6d · HelloWoofy.com ·

🌴🌴 Heading to #Dubai/India (w/ Dad) for 10 days AND about to launch our next #EquityCrowdfunding campaign as we scale HelloWoofy.com into the largest company helping the smallest (Oh, and someone really like really FAMOUS is leading it...STAY TUNED!!!). 🙂



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CHOOSE INVESTMENT CONTRACT
Future Equity (SAFE)
Convertible Note
Revenue Share
Future Equity + Revenue Share
Simple Loan
Preferred Stock
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